Exhibit 99-1

These securities are included in the Issuer's Class A Units, each consisting of one share of the Issuer's common stock and one Class A Warrant to purchase 0.75 of a share of common stock at an exercise price of $0.35 per share, at a public offering price of $0.35 per unit.